UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Q2 2021 Investor Presentation

 Second Quarter 2021  Financial Results  Raviv Zoller  July 28, 2021  President and CEO

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (ICL Group or company) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, its 2021 guidance, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subjected to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in the company’s Annual Report on Form 20-F for the year ended December 31, 2020, and in subsequent filings with the Tel Aviv Stock Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore, actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements.Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.  Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however, ICL Group disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the company believes to be reliable, have not been independently verified. The company cannot assure such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to the company’s second quarter 2021 press release for the period ended June 30, 2021, and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 3  2Q’21 Highlights  Innovative Ag Solutions  Phosphate Solutions  Potash  Industrial Products  Record quarter driven by increased demand for specialty products  Successful completion of Dead Sea annual maintenance and ramp project in Spain  Record breaking quarter, with strength in specialty food and industrial products  Sales growth across all product lines, with higher prices and volumes  All divisions contributed to strong quarterly results

 Industrial  Agriculture  Food  4  Creating impact and sustainable growth  Committed to growing in our target markets  Shift to long-term contracts, with investments in innovation and growth  Acquisitions in Brazil to provide seasonal balance, opportunities for growth  Continued focus on specialties growth, with alternative protein plant on schedule  Advancing through organic growth and M&A

             Key financial metrics  5  Substantial year-over-year improvement  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Operating Cash Flow  Adjusted EBITDA(1)  Sales  US$M  US$M  US$B  Up 34% YoY  Up 43% YoY  Up $65M YoY

 Second quarter 2021  6  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, adjusted EBITDA and margin, and adjusted EPS are non-GAAP financial measures; see reconciliation tables in appendix.  US$M  2Q’21  2Q’20  YoY Change  Sales  $1,617  $1,203  34%  Gross profit  $570  $320  78%  Gross margin  35.3%  26.6%  870 bps  Operating income  $243  ($169)  n/m  Adjusted operating income(1)  $236  $128  84%  Adjusted operating margin  14.6%  10.6%  400 bps  Net income, attributable  $140  ($168)  n/m  Adjusted net income, attributable(1)  $135  $72  88%  Adjusted EBITDA(1)  $351  $246  43%  Adjusted EBITDA margin  21.7%  20.4%  130 bps  Diluted earnings per share  11¢  (13¢)  n/m  Adjusted diluted EPS(1)  11¢  6¢  83%  Dividend per share  5.26¢  2.80¢  88%  Operating cash flow  $242  $177  37%

 Industrial Products  7  Record quarter, with continued strong end-market demand  Sales  US$M  EBITDA(1)  US$M  Key highlights  Record sales and EBITDA, benefitting from strong demand Record results for bromine, phosphorous and magnesia-based productsContinued strong demand for flame retardants  +45%  +44%  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

 Potash  8  Continued good environment, with additional upside expected  Sales  US$M  EBITDA(1)  US$M  Key highlights  Dead Sea: successful one-week maintenance shutdown in early April, with ~80 projects completedICL Iberia: ramp project finalized, with production ramping up Good environment continued in second quarter – significant impact expected in second half   +6%  +21%  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

 Phosphate Solutions  9  Sales  US$M  EBITDA(1)  US$M  Key highlights  Record results for specialties, commodities and YPH joint ventureSpecialties: food and industrial saw strong demand and higher prices across most regions and industriesPhosphate fertilizers: sales up, especially in U.S. and Brazil, where prices surged – as did raw material costs  +123%  +42%  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Record quarter, with strong demand for specialties

 Innovative Ag Solutions  10  All products showed year-over-year growth  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.  Sales  US$M  EBITDA(1)  US$M  Key highlights  All product lines showed sales growth, due to higher prices and volumes Record turf and ornamental sales, with all geographies improving and new markets doing especially well Completed acquisition of Compass Minerals South American Plant Nutrition business on July 1 – ahead of original schedule  +23%  +21%

Key takeaways

Specialties provide balanced long-term growth

- Consistently seeing strength in all businesses, with adjusted EBITDA improvement across all divisions
- Focusing on long-term partnerships with customers in Industrial Products
- Completion of Potash capacity increases
- Driving Phosphate Specialties growth through focus on food
- Capitalizing on new opportunities for Innovative Ag Solutions in Brazil
- Strong cash generation funding investments and acquisitions
- Committed to meeting 2025 leadership goals in sustainable agriculture, food and industrial solutions



11

 Second Quarter 2021  Financial Results  Kobi Altman  CFO

Financial strength

Continued growth in cash flow



Highlights for 2Q'21

- Operating cash flow of $242M vs. $177M in 2Q'20
  - Up $105M YoY in 1H'21
- Free cash flow[(1)] of $94M vs. $20M in 2Q'20
  - Up $105M YoY in 1H'21
- Net debt to adjusted EBITDA improved to 2.1 times
- Investment grade debt ratings reaffirmed
  - S&P senior unsecured rating BBB-
  - Fitch senior unsecured rating at BBB-
- Liquidity of ~$1.2B available
  - Funded Compass Minerals acquisition in July

(1) Free cash flow is a non-GAAP financial measure; see reconciliation tables in appendix.
Note: Liquidity is comprised of available credit facilities, cash and equivalents, and short-term investments and deposits.

13

         Pricing across mineral value chain  14  Commodity price upcycle  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 6.30.21; Supramax - Simpson Spence Young (SSY), as of July 2021; Sulfur - CRU, as of 7.15.21.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Second quarter 2021  15  Sales and profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales  US$M  Adjusted EBITDA(1)  US$M  Spec 37%Comm 63%  Spec 53%Comm 47%

 Second quarter 2021  16  Results by segment  Sales  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million.

 Guidance  17  Full year 2021  (1) See guidance and non-GAAP financial measures in appendix. Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect adjusted EBITDA range of $1,315 million to $1,375 million(1) Follows another quarter of strong resultsIncludes South American Plant Nutrition acquisition  Raising expectations

 Sustainability  18        Significant reduction(1) with continued progress  Included for 3rd straight year  Highest Platinum+ ranking for 3rd consecutive year        A  Industry leading member for 4th straight year  Certified 1st sustainable European underground mining company  Rated A- for 2nd straight year  Leadership through creative solutions for the world’s challenges    Included in index series  Emissions  Bloomberg 2021 GEI  MAALA  Bloomberg ESG Index  ICL Iberia  Carbon Disclosure Project  FTSE4Good  (1) Significant emission reductions in NOx (-1.6%), SOx (-36%), PM (-43%) and GHGs (-10%) from 2018 to 2020.  Adopting framework for 2021 reporting  TCFD/SASB Disclosure  .

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICLView our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Second Quarter 2021  Financial Results

Results of operations

Second quarter and first half 2021

Industrial Products US$M	2Q'21	2Q'20	1H'21	1H'20
Segment sales	**$410**	**$285**	**$808**	**$649**
Sales to external customers	$406	$281	$800	$642
Sales to internal customers	$4	$4	$8	$7
Segment profit	**$114**	**$70**	**$219**	**$173**
Depreciation and amortization	$14	$18	$31	$35
Capital expenditures	$14	$24	$31	$45
Segment EBITDA	**$128**	**$88**	**$250**	**$208**

Phosphate Solutions US$M	2Q'21	2Q'20	1H'21	1H'20
Segment sales	**$623**	**$439**	**$1,168**	**$941**
Sales to external customers	$599	$421	$1,124	$904
Sales to internal customers	$24	$18	$44	$37
Segment profit	**$77**	**$8**	**$117**	**$17**
Depreciation and amortization	$57	$52	$111	$101
Capital expenditures	$68	$63	$119	$124
Segment EBITDA	**$134**	**$60**	**$228**	**$118**

Potash US$M	2Q'21	2Q'20	1H'21	1H'20
Segment sales	**$412**	**$340**	**$797**	**$654**
Sales to external customers	$296	$253	$550	$479
Sales to internal customers	$27	$24	$49	$47
Other and eliminations	$89	$63	$198	$128
Segment profit	**$43**	**$38**	**$72**	**$52**
Depreciation and amortization	$42	$42	$79	$81
Capital expenditures	$72	$55	$137	$116
Segment EBITDA	**$85**	**$80**	**$151**	**$133**

Innovative Ag Solutions US$M	2Q'21	2Q'20	1H'21	1H'20
Segment sales	**$237**	**$196**	**$478**	**$395**
Sales to external customers	$235	$193	$473	$389
Sales to internal customers	$2	$3	$5	$6
Segment profit	**$20**	**$15**	**$42**	**$29**
Depreciation and amortization	$7	$7	$14	$12
Capital expenditures	$5	$4	$9*	$7
Segment EBITDA	**$27**	**$22**	**$56**	**$41**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.

**Not including capital expenditures as part of business combination. For further information see Note 3 to the Company's Interim Financial Statements in the 2021 6-K Report.*

21

 Industrial Products  22  Second quarter and first half 2021  US$M  2Q Sales  1H Sales  2020  $285  $649  Quantities  $90  $110  Prices  $27  $34  Exchange rates  $8  $15  2021  $410  $808  US$M  2Q Segment EBITDA  1H Segment EBITDA  2020  $88  $208  Quantities  $41  $45  Prices  $27  $34  Exchange rates  $(1)  $(2)  Raw materials  ($17)  ($20)  Energy  $1  $1  Transportation  ($4)  ($6)  Operating and other expenses  ($7)  ($10)  2021  $128  $250  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  Industrial Products US$M  2Q’21  2Q’20  1H’21  1H’20  Segment sales  $410  $285  $808  $649  Sales to external customers  $406  $281  $800  $642  Sales to internal customers  $4  $4  $8  $7  Segment profit  $114  $70  $219  $173  Depreciation and amortization  $14  $18  $31  $35  Capital expenditures  $14  $24  $31  $45  Segment EBITDA  $128  $88  $250  $208

Potash

Second quarter and first half 2021



Potash US$M	2Q'21	2Q'20	1H'21	1H'20
Segment sales	**$412**	**$340**	**$797**	**$654**
Sales to external customers	$296	$253	$550	$479
Sales to internal customers	$27	$24	$49	$47
Other and eliminations[(1)]	$89	$63	$198	$128
Gross profit	**$154**	**$123**	**$292**	**$219**
Segment profit	**$43**	**$38**	**$72**	**$52**
Depreciation and amortization	$42	$42	$79	$81
Capital expenditures	$72	$55	$137	$116
Average realized price[(2)]	$281	$226	$269	$237
Segment EBITDA	**$85**	**$80**	**$151**	**$133**

Potash production and sales *000s of tons*	2Q'21	2Q'20	1H'21	1H'20
Production	1,022	1,110	2,174	2,255
Total sales, including internal sales	1,148	1,226	2,223	2,222
Closing inventory	226	448	226	448

US$M	2Q Sales	1H Sales
2020	**$340**	**$654**
Quantities	$8	$44
Prices	$58	$81
Exchange rates	$6	$18
2021	**$412**	**$797**

US$M	2Q Segment EBITDA	1H Segment EBITDA
2020	**$80**	**$133**
Quantities	($9)	$1
Prices	$58	$81
Exchange rates	($10)	($16)
Energy	($6)	($5)
Transportation	($18)	($27)
Operating and other expenses	($10)	($16)
2021	**$85**	**$151**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.
(1) Primarily includes salt produced in the UK and Spain, Polysulphate and Polysulphate-based products, magnesium-based products, and sales of electricity produced in Israel; (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

23

 External potash metrics  24  Average market prices and imports  Sources: CRU (Fertilizer week Historical Price: July 2021), FAI, Brazil and Chinese customs data.  Average prices  2Q’21  2Q’20  YoY Change  1Q’21  QoQ Change  Granular potash – BrazilCFR spot US$ per ton  383  222  72.5%  283  35.3%  Granular potash – Northwest EuropeCIF spot/contract € per ton  256  245  4.5%  235  8.9%  Standard potash – Southeast AsiaCFR spot US$ per ton  281  243  15.6%  248  13.3%  Potash imports in millions of tons            To Brazil  3  3.1  (3.2)%  2.2  36.4%  To China  2  1.7  17.6%  2.6  (23.1)%  To India  0.59  0.9  (34.4)%  0.75  (21.3)%

 Phosphate Solutions  25  Second quarter and first half 2021  Phosphate Solutions US$M  2Q’21  2Q’20  1H’21  1H’20  Segment sales  $623  $439  $1,168  $941  Specialty  $328  $273  $622  $552  Commodity  $295  $166  $546  $389  Segment profit  $77  $8  $117  $17  Specialty  $37  $30  $72  $58  Commodity  $40  ($22)  $45  ($41)  Segment EBITDA  $134  $60  $228  $118  Specialty  $50  $44  $98  $87  Commodity  $84  $16  $130  $31  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.  Phosphate Solutions US$M  2Q’21  2Q’20  1H’21  1H’20  Segment sales  $623  $439  $1,168  $941  Sales to external customers  $599  $421  $1,124  $904  Sales to internal customers  $24  $18  $44  $37  Segment profit  $77  $8  $117  $17  Depreciation and amortization  $57  $52  $111  $101  Capital expenditures  $68  $63  $119  $124  Segment EBITDA  $134  $60  $228  $118  US$M  2Q Sales  1H Sales  2020  $439  $941  Quantities  $67  $55  Prices  $85  $116  Exchange rates  $32  $56  2021  $623  $1,168  US$M  2Q Segment EBITDA  1H Segment EBITDA  2020  $60  $118  Quantities  $11  $9  Prices  $85  $116  Exchange rates  ($1)  $2  Raw materials  ($29)  ($40)  Energy  -  $1  Transportation  ($7)  ($11)  Operating and other expenses  $15  $33  2021  $134  $228

 External phosphate metrics  26  Commodities market  Average prices ($/ton)  2Q’21  2Q’20  YoY Change  1Q’21  QoQ Change  DAPCFR India spot  $565  $316  79%  $455  24%  TSPCFR Brazil spot  $527  $245  115%  $408  29%  SSPCPT Brazil inland 18% to 20% P2O5 spot  $250  $173  45%  $206  21%  SulfurBulk FOB Adnoc Monthly contract  $185  $60  208%  $138  34%  Sources: CRU (Fertilizer week Historical Price: July 2021).

 Innovative Ag Solutions  27  Second quarter and first half 2021  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables.*Not including capital expenditures as part of business combination. For further information see Note 3 to the Company’s Interim Financial Statements in the 2021 6-K Report.   US$M  2Q Sales  1H Sales  2020  $196  $395  Quantities  $17  $41  Prices  $8  $9  Exchange rates  $16  $33  2021  $237  $478  US$M  2Q Segment EBITDA  1H Segment EBITDA  2020  $22  $41  Quantities  $1  $3  Prices  $8  $9  Exchange rates  $2  $4  Raw materials  ($6)  ($3)  Energy  -  -  Transportation  -  -  Operating and other expenses  -  $2  2021  $27  $56  Innovative Ag Solutions US$M  2Q’21  2Q’20  1H’21  1H’20  Segment sales  $237  $196  $478  $395  Sales to external customers  $235  $193  $473  $389  Sales to internal customers  $2  $3  $5  $6  Segment profit  $20  $15  $42  $29  Depreciation and amortization  $7  $7  $14  $12  Capital expenditures  $5  $4  *$9  $7  Segment EBITDA  $27  $22  $56  $41

Consolidated results analysis

Second quarter 2021

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
2Q'20	**$1,203**	**($1,372)**	**($169)**		
Total adjustments Q2 2020*	-	$297	$297		
Adjusted Q2 2020 figures	**$1,203**	**($1,075)**	**$128**	**$246**	
Quantities	$177	($135)	$42	$42	**Positive** – higher sales volumes of bromine- and phosphorus-based flame retardants, bromine-based industrial solutions, mainly clear brine fluids, as well as acids, phosphate fertilizers and phosphate-based food additives and salts **Negative** – decreased sales volumes of potash
Prices	$175	-	$175	$175	**Positive** – phosphate fertilizers, potash, elemental bromine, and bromine- and phosphorus-based flame retardants
Exchange rates	$62	($75)	($13)	($13)	**Negative** – appreciation of avg. exchange rate of Israeli shekel and British Pound vs. U.S. dollar **Positive** – appreciation of euro and Chinese yuan against the U.S. dollar
Raw materials	-	($49)	($49)	($49)	**Negative** – higher prices of sulfur and raw materials used to produce flame retardants
Energy	-	($6)	($6)	($6)	**Negative** – increased electricity prices
Transportation	-	($30)	($30)	($30)	**Negative** – higher marine transportation rates
Operating and other expenses	-	($11)	($11)	($14)	**Negative** – decreased production of potash and increased royalties from higher selling prices. **Positive** – increased production from Rotem Israel and YPH joint venture; Rotem efficiency plan implemented in 2020
Adjusted Q2 2021 figures	**$1,617**	**($1,381)**	**$236**	**$351**	
*Total adjustments Q2 2021**	-	*$7*	*$7*		
2Q'21	**$1,617**	**($1,374)**	**$243**		

** See "Adjustments to reported Operating and Net income (Non-GAAP)" in the 2021 6-K report.*

28

Consolidated results analysis

First half 2021

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
1H'20	**$2,522**	**($2,559)**	**($37)**		
Total adjustments YTD 2020*	-	$297	$297		
Adjusted YTD 2020 figures	**$2,522**	**($2,262)**	**$260**	**$496**	
Quantities	$245	($192)	$53	$53	**Positive** – higher sales volumes of bromine- and phosphorus-based flame retardants, bromine-based industrial solutions,, as well as Innovative Ag-Solutions products, acids, phosphate fertilizers and phosphate-based food additives
Prices	$236	-	$236	$236	**Positive** – phosphate fertilizers, potash, elemental bromine, and bromine- and phosphorus-based flame retardants
Exchange rates	$124	($142)	($18)	($18)	**Negative** – appreciation of avg. exchange rate of Israeli shekel & British Pound vs. U.S. dollar **Positive** – appreciation of euro and Chinese yuan against the U.S. dollar
Raw materials	-	($62)	($62)	($62)	**Negative** – higher prices of sulfur and raw materials used to produce flame retardants
Energy	-	($3)	($3)	($3)	
Transportation	-	($44)	($44)	($44)	**Negative** – higher marine transportation rates
Operating and other expenses	-	($1)	($1)	($12)	**Negative** – decreased production of potash and increased royalties from higher selling prices **Positive** – increased production from Rotem Israel and YPH joint venture. Rotem efficiency plan implemented in 2020
Adjusted YTD 2021 figures	**$3,127**	**($2,706)**	**$421**	**$646**	
*Total adjustments YTD 2021**	-	*$7*	*$7*		
1H'21	**$3,127**	**($2,699)**	**$428**		

** See "Adjustments to reported Operating and Net income (Non-GAAP)" in the 2021 6-K report.*

29

Sales by geographic location  30  Second quarter 2021  SalesUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions    Other Activities    Reconciliations    Consolidated      2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  Europe  $142  $99  $96  $84  $185  $154  $113  $89  $6  $7  ($23)  ($17)  $519  $416  Asia  $148  $98  $128  $132  $150  $93  $39  $36  -  -  ($3)  ($4)  $462  $355  North America  $87  $66  $32  $14  $125  $83  $28  $26  -  $1  ($1)  ($2)  $271  $188  South America  $22  $6  $112  $64  $116  $62  $12  $4  -  -  -  -  $262  $136  Rest of world  $11  $16  $44  $46  $47  $47  $45  $41  $1  $1  ($45)  ($43)  $103  $108  Total  $410  $285  $412  $340  $623  $439  $237  $196  $7  $9  ($72)  ($66)  $1,617  $1,203

 Finance expenses  31  Second quarter and first half 2021  (1) Average liabilities during given quarter.(2) Other for 2Q’21 includes $6 million, due to shekel revaluation vs. U.S. dollar.Note: Numbers may not add, due to rounding and set-offs.  US$M  2Q’21  2Q’20  1H’21  1H’20  Average net debt(1)  $2,800  $2,800  $2,800  $2,700  Weighted average interest rate  3.8%  3.9%  3.8%  4.0%  Interest expenses  $26  $27  $53  $54  Interest capitalization  ($5)  ($6)  ($11)  ($12)  Interest expenses, net  $21  $21  $42  $42  Total hedging and balance sheet revaluation  ($2)  ($6)  $10  $32  Interest and exchange rate impact on LT liabilities of leasing and employees and other(2)  $11  $16  ($2)  $9  Net financial expenses  $30  $31  $50  $83

 Adjusted effective tax rate  32  Second quarter and first half 2021  (1) See reconciliation table.Note: Numbers may not add, due to rounding and set-offs.  US$M  2Q’21  2Q’20  1H’21  1H’20  Adjusted income before tax(1)  $207  $98  $372  $179  Normalized tax rate  25%  20%  23%  21%  Normalized tax expenses  $52  $20  $86  $37  Carryforward losses for which deferred taxes were not recognized and other  $1  $1  $4  $7  Exchange rate impact  $9  $3  ($5)  -  Adjusted tax expenses  $62  $24  $85  $44  Effective tax rate  30%  25%  23%  25%  Tax adjustments  $2  ($57)  $2  ($57)  Reported provision for income taxes  $64  ($33)  $87  ($13)

 Reconciliation tables  33  Slide one of two  (1) Also includes proceeds from sale of property, plants and equipment (PP&E).Note: Numbers may not add, due to rounding and set-offs.  Calculation of segment EBITDA and marginUS$M  Industrial Products    Potash    Phosphate Solutions    Innovative Ag Solutions      2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  2Q’21  2Q’20  Segment sales  $410  $285  $412  $340  $623  $439  $237  $196  Segment profit  $114  $70  $43  $38  $77  $8  $20  $15  Depreciation and amortization  $14  $18  $42  $42  $57  $52  $7  $7  Segment EBITDA  $128  $88  $85  $80  $134  $60  $27  $22  Segment EBITDA margin  31%  31%  21%  24%  22%  14%  11%  11%  Calculation of free cash flow US$M  2Q’21  2Q’20  1H’21  1H’20  Cash flow from operations  $242  $177  $448  $343  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(1)  ($148)  ($157)  ($295)  ($295)  Free cash flow  $94  $20  $153  $48  Calculation of adjusted income before tax US$M  2Q’21  2Q’20  1H’21  1H’20  Adjusted operating income  $236  $128  $421  $260  Finance expenses  ($30)  ($31)  ($50)  ($83)  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  $1  $1  $1  $2  Adjusted income before tax   $207  $98  $372  $179

 Reconciliation tables  34  Slide two of two  (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release.(2) Quarterly net debt to EBITDA ratio was calculated by dividing net debt by past four quarters adjusted EBITDA.Note: Numbers may not add, due to rounding and set-offs.  Calculation of adjusted EBITDA US$M  2Q’21  1Q’21  4Q’20  3Q’20  2Q’20  FY’20  FY’19  FY’18  Net income attributable to shareholders of the company  $140  $135  $65  $54  ($168)  $11  $475  $1,240  Financing expenses, net  $30  $20  $46  $29  $31  $158  $129  $158  Taxes on income  $64  $23  $24  $14  ($33)  $25  $147  $129  Minority and equity profit, net  $9  $7  $4  $3  $1  $8  $5  ($8)  Operating income  $243  $185  $139  $100  ($169)  $202  $756  $1,519  Minority and equity profit, net  ($9)  ($7)  ($4)  ($3)  ($1)  ($8)  ($5)  $8  Depreciation and amortization  $124  $117  $129  $123  $119  $489  $443  $403  Adjustments(1)  ($7)  -  $4  $6  $297  $307  $4  ($766)  Adjusted EBITDA  $351  $295  $268  $226  $246  $990  $1,198  $1,164  Net debt to EBITDA(2) US$M  2Q’21  Net debt  $2,432  EBITDA  $1,140  Net debt to EBITDA  2.1

 Guidance and non-GAAP financial measures  35  GuidanceThe company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts necessary for such a reconciliation, in particular because special items, such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law.Non-GAAP financial measuresWe disclose in this presentation non-IFRS financial measures titled: adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and presents free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income.” Certain of these items may recur. We calculate our adjusted net income attributable to the company’s shareholders by adjusting our adjusted operating income, net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in our quarterly earnings release, excluding the total tax impact of such adjustments. We calculate our adjusted EBITDA by adding depreciation and amortization back to adjusted operating income. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of adjusted EPS.” We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding proceeds from the sale of property, plant and equipment, and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow.” You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EPS or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe such non-GAAP measures provide useful information to both management and investors by excluding certain expenses management believes are not indicative of our ongoing operations. In particular, for free cash flow, we adjust our CAPEX to include any proceeds from the sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. We believe these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based, in part, on management’s best estimates of the impact of the main trends in its businesses. We have based the preceding discussion on our financial statements. You should read the preceding discussion together with our financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 28, 2021